Registration No. 333 - *****



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REGISTRATION STATEMENT
                                   ON FORM S-3
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              MARK SOLUTIONS, INC.
               (Exact Name of Registrant as Specified in Charter)


        Delaware                                            11-2864481
       (State of                                         (I.R.S. Employer
     Incorporation)                                       Identification
                                                              Number)


                   1515 Broad Street Parkway Technical Center
                          Bloomfield, New Jersey 07003
                                 (201)893-0500
                (Address, including Zip Code and Telephone Number
                  of Registrant's Principal Executive Offices)


                             Carl Coppola, President
                              Mark Solutions, Inc.
                                1515 Broad Street
                          Bloomfield, New Jersey 07003
                                 (201) 893-0500
 (Name, Address, including Zip Code, and Telephone Number of Agent for Service)


                                   A copy to:

                           Timothy J. McCartney, Esq.
                                   9 Elsa Way
                          Richboro, Pennsylvania 18954
                                 (215) 396-7156


Approximate date of proposed sale to the public:

  As  soon  as  practicable  after  the  effective  date  of  this  Registration
Statement.


If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ] .

                            [COVER PAGE 1 OF 2 PAGES]

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. [ ] . If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].


                                    CALCULATION OF REGISTRATION FEE
=====================================================================================================
Title of Each         Amount to be    Proposed Maximum    Proposed Maximum         Amount of
Class of Securities   Registered(1)   Offering Price         Aggregate        of Registration Fee (1)
to be Registered                       Per Share (2)      Offering Price (2)
-----------------------------------------------------------------------------------------------------

Common Stock,
$.01 par value         10,000,000         $ 0.75           $7,500,000           $  2,272.50
=====================================================================================================


(1) Also registered hereby pursuant to Rule 416 are such additional indeterminate shares of Common Stock or other securities as may become issuable by reason of stock splits or other adjustments pursuant to antidilution provisions.
(2) Estimated solely for purposes of calculating registration fee pursuant to Rule 457(c) based upon the last sales price as reported on Nasdaq within the prior five days.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
































                            [COVER PAGE 2 OF 2 PAGES]

Prospectus

                              MARK SOLUTIONS, INC.






                        10,000,000 Shares of Common Stock

     This Prospectus relates to the sale of up to 10,000,000 shares of common stock, $.01 par value (the "Common Stock") of Mark Solutions, Inc. ("Mark") consisting of (i) 1,220,000 issued shares of Common Stock (the "Private Placement Common Stock"), (ii) 1,375,000 shares of Common Stock which are issuable upon the exercise of warrants at $ 1.50 per share (the "Warrants"),
(iii) an indeterminate number of shares of Common Stock which are issuable upon conversion of Mark's $1,530,000 Principal Amount 7% Convertible Debentures due December 28, 2000 (the "Debentures"), (iv) an indeterminate number of shares of Common Stock issuable pursuant to certain adjustments on the Private Placement Common Stock (the "Adjustment Shares") and (v) an indeterminate number of shares of Common Stock issuable to pay interest on the Debentures (the "Interest Shares"). The Private Placement Common Stock, Warrants, Debentures, Adjustment Shares and Interest Shares are collectively referred to as the "Securities". The Securities were issued by Mark in a private placement in June 1998. See "Description of Securities" for the terms of the Securities.

     Mark is obligated to keep the registration statement (the "Registration Statement"), of which this Prospectus forms a part, effective until June 29, 2000.

     All of the shares of Common Stock offered hereby (the "Shares") are being sold for the account of and by the person(s) named under the caption "Selling Shareholders". Mark is bearing the cost related to the Registration Statement. The Selling Shareholders have advised Mark that the Shares may be sold by the Selling Shareholders or its pledgees, donees, transferees or other successors in interest from time to time in the open market or in privately negotiated transactions at prices satisfactory to the seller. See "Plan of Distribution". Mark will receive no proceeds from the sale of the Shares.

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. See "Risk Factors".

     The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "MCSI". On August **, 1998, the closing sales price of the Common Stock was $ *-*/* per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   -------------------------------------------
                 The date of this Prospectus is August **, 1998.

No person is authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or solicitation of an offer to purchase, the securities offered by this Prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities being offered pursuant to this Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Prospectus.


                                TABLE OF CONTENTS

                                                            Page
Available Information . . . . . . . . . . . . . . . . . .     2
Incorporation of Certain Documents by Reference . . . . .     3
The Company . . . . . . . . . . . . . . . . . . . . . . .     4
Summary Selected Financial Data . . . . . . . . . . . . .     5
Risk Factors. . . . . . . . . . . . . . . . . . . . . . .     6
Description of Securities . . . . . . . . . . . . . . . .    10
Selling Shareholders  . . . . . . . . . . . . . . . . . .    11
Plan of Distribution  . . . . . . . . . . . . . . . . . .    12
Legal Matters . . . . . . . . . . . . . . . . . . . . . .    13
Experts . . . . . . . . . . . . . . . . . . . . . . . . .    13

                              AVAILABLE INFORMATION

     Mark has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto. Mark is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith Mark files reports and other information with the Commission.

     The Registration Statement, reports and other information filed by Mark with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, 1401 Brickell Avenue, Suite 200, Miami, Florida 33131, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, 1801 California Street, Suite 4800, Denver, Colorado 80202 and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains an internet site (http:// www.sec.gov) that contains reports, proxy statements and other information regarding Mark, which is an electronic filer under Regulation S-T.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Mark (Commission File No. 0-17118) with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference:

(1) Mark's Annual Report on Form 10-K for the year ended June 30, 1997;

(2) Mark's  Quarterly  Report on Form 10-Q for the period  ended  September  30,
     1997;
(3) Mark's Quarterly Report on Form 10-Q for the period ended December 31, 1997, as amended;
(4) Mark's Quarterly Report on Form 10-Q for the period ended March 31, 1998;

(5) Mark's Current Report on Form 8-K dated April 15, 1998;

(6) Mark's Current Report on Form 8-K dated June 29,1998;

(7) The description of the Common Stock contained in the registration Statement on Form 8-A.

     All documents filed by Mark pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering contemplated by his Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed documents which also is or is deemed to be incorporated by reference herein modified or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Mark undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in the Prospectus, other than exhibits to such documents (unless such documents are specifically incorporated by reference in such documents). Requests for such copies should be directed to Ms. Cheryl Gomes, Mark Solutions, Inc., 1515 Broad Street, Bloomfield, New Jersey 07003, Telephone Number (201) 893-0500.

                                   THE COMPANY

     Mark Solutions, Inc. ("Mark") is a Delaware corporation which operates its businesses through wholly-owned subsidiaries and a division.

     Mark is engaged in the design, manufacture and/or installation of (i) modular steel cells for correctional institution construction and (ii) diagnostic support, picture, archiving and communication computer systems (PACS) marketed under the name "IntraScan".

     Modular Steel Cells. Mark markets its modular steel products by responding to public bids and by pursuing joint ventures and affiliations with other companies to solicit design, build and/or operate correctional facilities projects both domestically and internationally. Management believes that nationwide emphasis on expedient easing of overcrowding conditions in correctional institutions presents a significant growth opportunity; however, there can be no assurance of sustained business.

     Mark's modular cells can be manufactured and installed more efficiently than traditional housing alternatives by virtue of lower labor and construction costs and shorter installation time.

     IntraScan PACS System. Mark markets its IntraScan PACS systems to radiology departments, large healthcare facilities, hospitals and outpatient imaging group practices, primarily through a marketing agreement with Data General Corporation. Management believes that it can capitalize on the development of the domestic and international PACS market; however, there can be no assurance that significant business will develop.

     The IntraScan PACS system interfaces with medical imaging devices to store and recall images digitally from modalities including x-ray, CAT Scan, MRI, ultrasound, computed radiography and nuclear medicine. The IntraScan PACs system is "platform independent" allowing the software to operate with most computer hardware and operating systems.



     Mark was incorporated under the laws of the State of Delaware on September 29, 1986 under the name "Showcase Cosmetics, Inc." Mark's principal executive office is located at Parkway Technical Center, 1515 Broad Street, Bloomfield, New Jersey 07003 and its telephone number is (201) 893-0500.

                         SUMMARY SELECTED FINANCIAL DATA

     The following summary selected financial data is based upon financial information incorporated herein and such summary information should be read in conjunction with such financial statements and notes thereto.


Income Statement Data:

                                Nine Months Ended
                                    March  31                       Fiscal Years Ended June 30
                              -----------------------         ------------------------------------------------
                                  1998        1997               1997            1996            1995
                              -----------------------         ------------------------------------------------
Revenue ................   $ 12,719,161    $  3,276,578    $  6,449,744    $  3,454,615    $  6,125,573

Cost and Expenses ......     12,206,393       5,564,803      10,191,950       8,518,483       9,852,303
Operating Income (Loss)         512,768      (2,288,225      (3,742,206)     (5,063,868)     (3,726,730)

Net Other (Expenses) ...      (404,909)        (710,576)     (1,697,059)        (46,691)        (85,905)

Net Income (Loss) From
  Continuing Operations        107,859       (2,998,801)     (5,439,265)     (5,110,559)     (3,812,635)

(Loss) From Discontinued
 Operations ............         - - -            - - -           - - -        (104,503)     (1,337,438)
Net Income (Loss) ......        107,859      (2,998,801)     (5,439,265)     (5,215,062)     (5,190,073)
Earnings (Loss) per
Share ..................        $   .01        ($   .21)       ($   .38)       ($   .41        ($   .48)

Weighted Average
 Shares Outstanding ....     16,310,982      13,974,665      14,221,606      12,732,022      10,726,204


Balance Sheet Data:

                              At March 31                     At June 30
                              -----------                     ----------
                                 1998            1997            1996            1995
                              ---------      -------------------------------------------

Working Capital (Deficit)   $  2,735,227   $    923,457   $    675,864     ( $48,112)

Total Assets ............      5,956,570      5,432,277      3,083,763      3,978,383

Long-term Obligations ...      1,085,024      2,340,467         50,297         19,665

Total Liabilities .......      3,057,136      5,585,430      1,004,362      2,189,322

Stockholders' Equity
  (Impairment) ..........      2,899,434       (153,153)     2,079,061      1,789,061



                                  RISK FACTORS

     Prospective investors in the Common Stock should give careful consideration to the following risks in making a decision concerning the securities offered hereby.


     1. Poor Financial Condition. Mark has experienced significant operating losses and working capital and liquidity deficiencies over the past several years. Mark had net losses of $5,439,265 and $5,215,062 for the fiscal years ended June 30, 1997 and 1996. In addition, Mark had an accumulated deficit of $27,755,925 at June 30, 1997. Mark has and will continue to experience such financial difficulties in the foreseeable future absent significant increases in the sale of modular cells and/or IntraScan PACS systems. Accordingly, based on past operating results there can be no assurance that Mark will be able to operate profitably. Mark's poor financial condition could adversely effect its ability to raise additional working capital pursuant to private sales of its securities.

     2.  Limited  Market;   Contracts  for  Modular  Cells.   Mark  has  derived
substantially all of its revenue from the sale of its modular cells to correctional institutions and management believes that the sale of these products will continue to represent the substantial majority of Mark's operating revenues through December 31, 1998. The correctional institution market presents substantial sales obstacles. Unless the project is very small, correctional institutions, like other government agencies, must submit proposed projects to public bidding by prospective suppliers. The purchasing agency is obligated to select from among the bidders based on objective criteria. On the other hand, private purchasers generally do not require bidding and a vendor such as Mark would have the opportunity to convince the purchaser to deal with Mark to the exclusion of competitors.

     Mark continually bids on and solicits joint venture opportunities regarding construction projects utilizing its modular steel cell products. At present, Mark is not participating in any projects under a joint venture format. Mark currently has contracts for it modular cells aggregating approximately $2,500,000 in revenue for the period beginning July 1, 1998 to October 31, 1998.

     3. Limited Sales of IntraScan PACS Systems. For the three fiscal years ended June 30, 1998, Mark's revenues from the sale of IntraScan PACS systems and related products totalled $474,373. While Mark believes the domestic and international market for PACS systems is significant and expanding, there can be no assurance that Mark will establish a material market share and run its IntraScan operations profitably.

         4.      Working Capital Requirements.  The ultimate success of
Mark may depend upon its ability to raise additional equity or obtain debt financing until it can improve its operating results. To date Mark has primarily met its working capital requirements by the private issuance of its securities, including the Securities. Absent proceeds from the exercise of outstanding warrants and improvement in the operations of Mark, management believes that its present available working capital will be utilized by December 31, 1999. In the event Mark must seek other sources of working capital, it will most likely have to rely on additional private sales of its equity or debt securities. While Mark has been successful in raising working capital through private sources in the past, no assurance can be given that such sources will be available, or, if available, on terms satisfactory to Mark. Mark will initially look to the exercise of outstanding warrants to the extent that additional working capital is necessary.

     5. Significant Contract. For the fiscal year ended June 30, 1998, $12,000,000 (93.0%) of Mark's revenue was attributable to its contract to provide modular cells to the State of New York. The agreement has a stated estimate of 2,455 cells over the three-year term ending December 31, 1999, however, no minimum volume is guaranteed. In addition, the State of New York reserves the right to renegotiate the stated contract prices or solicit third party bids for any single order of 700 or more cells. Accordingly, no assurances can be given that Mark will receive additional significant orders under this agreement.

     6.   Competition.   Mark  competes  in  two  industries  which  are  highly
competitive; government construction and computer software.

     Due to the use of concrete and other traditional construction methods in the substantial majority (approximately 90%) of correctional facilities construction, Mark competes for market share with a number of major national and regional construction companies in its efforts to convince the purchasing agency to utilize steel cell construction rather than traditional methods. With respect to those projects which incorporate modular steel cell in its design criteria, Mark competes against other regional metal fabricators, some of which have greater financial resources than Mark. In addition, other sheet metal manufacturers which have greater financial and marketing resources than Mark could enter the modular cell business. Accordingly, there can be no assurance that Mark will be able to successfully compete in the market for modular steel cells.

     With regard to the IntraScan PACS system, other companies, including several established film and medical equipment manufacturers, which are larger and better financed than Mark, offer PACS systems. As the PACS market develops other large medical equipment, computer hardware or software companies could enter the PACS business. Accordingly, there can be no assurance that Mark will be able to successfully compete in the PACS market.

     7. Dependence on Key Person. Mark is dependent upon the continued services of Carl Coppola, its Chairman of the Board, President and Chief Executive Officer. The loss of Mr. Coppola could have a material adverse effect on Mark. Mark is the beneficiary of a term life insurance policy of $1,000,000 on the life of Mr. Coppola.

     8. Bonding Qualifications. In connection with some government construction projects, Mark is required to provide performance and completion bonds as a condition to submission or participation in a bid. Due to Mark's financial condition, it has generally been unable to obtain bonds without the assistance and guarantee of third parties, including Mark's president and/or another business entity owned by an outside director. To date Mark has not limited its bidding activity nor lost any projects due to its limited bonding capacity. However, as Mark is awarded multiple projects, the inability to obtain bonds may limit the number of additional projects Mark can pursue and have a material adverse effect on the operations of Mark.

     9. Recent Trading Prices; Nasdaq Listing Maintenance Requirements. Since August 4, 1998, Mark's Common Stock has traded below $1.00 per share. Mark's Common Stock trades on the Nasdaq SmallCap Market. To be eligible for continued listing of its Common Stock, Mark is required to maintain, among other things,
(i) a minimum bid price of $1.00 per share and (ii) minimum net tangible assets of $2,000,000 or a market capitalization of $35 million. If Mark fails to maintain its Nasdaq SmallCap Market listing, the liquidity of the Common Stock would be adversely affected. In addition, Mark's ability to raise additional working capital through sales of its equity securities would also be adversely affected.

       10.         Potential Application of Exchange Act "Penny Stock
Rules. In the event Mark fails to maintain its Nasdaq SmallCap Market listing, Mark's Common Stock would most likely be a "penny stock" as that term is defined in the Exchange Act. Brokers effecting transactions in a "penny stock" are subject to additional customer disclosure and record keeping obligations including disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers effecting transactions in a "penny stock" are also subject to addition sales practice requirements under Rule 15g-9 of the Exchange Act including making inquiries into the suitability of "penny stock" investments for each customer or obtaining a prior written agreement for the specific "penny stock" purchase. Because of these additional obligations, certain brokers will not effect transactions in "penny stocks", which could have an adverse effect on the liquidity of the security and make selling it more difficult.

    11. Impact of Conversion Price of Debentures and the Share Adjustment on Trading Prices of Common Stock. Due to the right of the holders to convert the Debentures into shares of Common Stock at the discounted rate of 75% of the market price, rises in the trading price of the Common Stock may met resistance due to the potential sale of the underlying Common Stock which would be acquired at below the then current trading price. Similarly, the Adjustment Shares could have a similar effect if the trading price of the Common Stock remains below $1.30 per share. In June 1998 a holder converted other debentures in the principal amount of $750,000 provided Mark agree to issue additional shares of Common Stock to the extent the trading price fell below $1.25 per share during the period through January 29, 1999. This adjustment provision may similarly affect the trading price of the Common Stock.

     12. Subcontractor Credit Risk. Mark's manufacturing operations are limited to the steel modular cell for use as one component of correctional institution projects. Therefore, Mark may not be the prime contractor on a project, but a subcontractor. Under these circumstances, Mark usually will not have the direct financial obligation of the government agency or other purchaser, but will be primarily relying on the prime contractor regarding payment for its products. This presents a greater credit risk to Mark.

     13. Related Party Transactions; Potential Conflicts of Interests. Mark has been a party to business transactions with certain officers, Directors or their affiliates. Mark intends to purchase goods and services in the ordinary course of business from related parties and may determine based upon circumstances at that time to engage in additional transactions with officers, Directors, principal shareholders or affiliates. While Mark believes these transactions have been on terms no less favorable than could be obtained from unaffiliated parties, such situations present potential conflicts of interest.

     14. No Dividends. Mark has never paid a cash dividend on its Common Stock. Mark does not intend to pay in the foreseeable future, cash dividends on the Common Stock but intends to retain its earnings to finance growth.

                            DESCRIPTION OF SECURITIES

In June 1998, Mark completed a $2,750,000 private placement of equity and debt units (the "Private Placement") pursuant to which Mark issued the Securities. The following is a summary of the terms of the Securities.

Private Placement Common Stock and Adjustment Shares. The Private Placement Common Stock consists of 1,220,000 shares of Common Stock. Holders of the Private Placement Common Stock are entitled to Adjustment Shares to the extent the average net proceeds (including commissions) from the sale of any Private Placement Common Stock during the 180-day period after the date of this Prospectus is less than an average of $1.30 per share. The number of Adjustment Shares will be calculated using the closing bid price of the Common Stock on four trading dates one week apart after Mark receives notice from the holder of the Private Placement Common Stock.
Accordingly the number of Adjustment Shares is indeterminable.

Debentures. The Debentures consists of $1,530,000 principal amount, have a maturity date of December 28, 1999 and an interest rate of 7% per annum. The Debentures are convertible, in part or in whole, into Common Stock at the lesser of (i) $1.50 per share or (ii) 75% of the average closing bid price of the Common Stock for the five trading days immediately preceding the conversion date(s). The interest on the Debentures is payable in cash or Common Stock, at the option of Mark.

The holders of the Debentures also received an option to purchase additional debt units, which in the aggregate would consist of (i) $2,550,000 in 18-month principal amount convertible debentures with terms identical to the Debentures and (ii) 1,250,000 four-year warrants, each to purchase one share of Common Stock at $1.50 per share (the "Debenture Option").

     Warrants. The Warrants consist of 1,375,000 warrants each to purchase one share of Common Stock for $1.50 per share expiring on June 28, 2002.

     Anti-dilution Provisions. The Securities contain anti-dilution provisions in the event of stock dividends, stock splits, reverse stock splits and similar transactions.

Restriction on Acquiring in Excess of Five (5%) of the Outstanding Common Stock. Each of the Securities includes a provision prohibiting any holder from acquiring the beneficial ownership of over five (5%) percent of Mark's Common Stock through the (i) conversion of Debentures, (ii) issuance of Adjustment Shares, (iii) exercise of the Warrants or (iv) exercise of the Debenture Option.

Issuances over Twenty (20%) Percent of the Outstanding Common Stock Pursuant to Private Placement. In order to satisfy applicable Nasdaq corporate governance requirements, Mark is prohibited from issuing in excess of 3,615,334 shares of Common Stock under the Private Placement until it obtains shareholder approval. Mark intends to present the matter to its shareholders at its next annual meeting presently scheduled for November 30, 1998. In the event Mark does not obtain shareholder approval, (i) the holders of the Private Placement Common Stock will have the right to demand cash payment equal to the value of the Adjustment Shares that would have been issuable and (ii) the holders of the Debentures will have the right to demand Mark redeems the Debentures at 125% of the principal amount plus accrued interest.



                              SELLING SHAREHOLDERS

     The up to 10,000,000 shares of Common Stock offered hereby are being offered for the account of the following person(s). The information regarding such person(s) and beneficial ownership of Common Stock has been provided by the Selling Shareholders.


                                                Shares of        Shares of     Total Shares      Shares of
                                  Shares of      Common           Common        of Common         Common
                                   Private        Stock           Stock          Stock             Stock
                                  Placement      Issuable        Issuable     Benefically          Owned
                                   Common         Under           Under        Owned and           After
Name                               Stock(1)    Debentures(2)     Warrants    Offered(1)(2)     Offering(1)(2)
----------------------------       --------    -------------     --------    -------------     -------------

Jules Nordlicht ............        320,000        853,333        400,000      1,893,333              0
Huberfeld Bodner
   Family Foundation .......        300,000        800,000        375,000      1,475,000              0
Mark Nordlicht .............         80,000        213,333        100,000        393,333              0
John Georgalis .............        200,000              0        100,000        300,000              0
Harry Adler ................         40,000        106,667         50,000        196,667              0
Rita Folger ................         40,000        106,667         50,000        196,667              0
Mechon L'Hoyroa ............         22,500         60,000         28,125        110,625              0
Joseph Antine ..............         20,000         53,333         35,000        108,333              0
Philip Huberfeld ...........         20,000         53,333         35,000        108,333              0
Issac Levy .................         20,000         53,333         35,000        108,333              0
Beth Medrash Gevoa of Israel         20,000         53,333         35,000        108,333              0
Abraham Elias ..............         20,000         53,333         35,000        108,333              0




                                                Shares of        Shares of     Total Shares      Shares of
                                  Shares of      Common           Common        of Common         Common
                                   Private        Stock           Stock          Stock             Stock
                                  Placement      Issuable        Issuable     Benefically          Owned
                                   Common         Under           Under        Owned and           After
Name                               Stock(1)    Debentures(2)     Warrants    Offered(1)(2)     Offering(1)(2)
----------------------------       --------    -------------     --------    -------------     -------------

Congregation of Ahavas Tzdodak
  V'Chesed .................         20,000         53,333         35,000        108,333              0
Abraham Ziskind ............         20,000         53,333         35,000        108,333              0
Jerusalem Fund .............         20,000         53,333         35,000        108,333              0
Shor Yoshuv Institute ......         20,000         53,333         35,000        108,333              0
Josh Berkowitz .............         10,000         26,667         17,500         54,167              0
Yeshiva of Telshe Alumni ...         10,000         26,667         17,500         54,167              0
Shekel HaKodesh ............          5,000         13,334          8,750         27,084              0
Judah Perstein .............          5,000         13,334          8,750         27,084              0
Ahron Schiller .............          2,500          6,667          4,375         13,542              0
Rebecca Adika ..............          2,500          6,667          4,375         13,542              0
Elissa Eisner ..............          2,500          6,667          4,375         13,542              0



(1) Excludes potential Adjustment Shares.
(2) Assumes interest paid in cash. Based on a conversion rate of 75% of the closing sale price of $.75 on August 24, 1998




                              PLAN OF DISTRIBUTION

     The sale of shares of Common Stock by the Selling Shareholders may be effected from time to time in transactions on one or more exchanges or in the over-the-counter market, or otherwise in negotiated transactions, through the timing of options on the shares or through a combination of such methods of sale, at fixed prices, which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares of Common Stock in an exchange distribution in accordance with the rules of such exchange to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the shares of Common Stock for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). The Selling Shareholders and any broker-dealers who act in connection with the sale of the shares of Common Stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any sale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Mark or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of the Common Stock from time to time.



                                  LEGAL MATTERS
     Timothy J. McCartney, Esq. has acted as counsel for Mark and has rendered an opinion on the validity of the shares of Common Stock to be issued pursuant to the Securities.

                                     EXPERTS
     Mark's consolidated balance sheets as of June 30, 1997 and 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Sax Macy Fromm & Co., P.C., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                                     PART II

                 INFORMATION NOT REQUIRED IN FORM S-3 PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

         Item                                                   Amount

         Registration Fee . . . . . . . . . . . . . . . . .  $   2,273
         Accountants' Fees and Expenses . . . . . . . . . . .    3,000
         Blue Sky Filing Fees and Expenses . . . . . . . . .     3,000
         Legal Fees and Expenses . . . . . . . . . . . . . .    10,000
         Miscellaneous . . . . . . . . . . . . . . . . . . .     4,000
                                                              --------
                  Total . . . . . . . . . . . . . . . . . . . $ 22,273
                                                              ========


Item 15.          Indemnification of Directors and Officers.

          Reference is made to Article Seven of the Certificate of Incorporation of the Registrant and Section 145 of the Delaware General Corporation Law.

     Article Seventh of the Certificate of Incorporation of the Registrant provides for indemnification to the full extent permitted by Delaware law of all persons whom it shall have the power to indemnify thereunder. Section 145 of the General Corporation Law of the State of Delaware ("GCL") contains provisions entitling directors and officers of the Registrant to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of being or having been a director or officer of the Registrant provided said officers or directors acted in good faith. GCL
Section 145 provides broad powers of indemnification of directors and officers by their corporation. For example, the board of directors, the shareholders, or independent legal counsel in some circumstances may authorize the corporation to indemnify any officer or director again expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonable incurred by him in connection with any "threatened, pending or completed action, suit or proceeding other than an action by or in the right of the corporation, whether civil, criminal, administrative or investigative - by reason of the fact that he is or was a director or officer of the corporation, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful". With respect to any threatened, pending or completed action or suit by or in the right of a Delaware corporation, the corporation may in like manner indemnify any officer or director against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such personal shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, but only if and to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Should a director or officer defend litigation arising out of his office and be successful on the merits or otherwise in defense of the action, GCL
Section 145 provides that such officer or director shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Finally, a corporation organized under the GCL shall have power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in such capacity or arising out of his status as an officer or a director, whether or not the corporation would have the power to indemnify him against such liability under the before described provisions of Section 145 of the GCL.


Item 16. Exhibits.

                  The exhibits to this Registration  Statement are listed in the
Exhibit Index hereto and are incorporated herein by reference.


Item 17. Undertakings.

                 (A) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons, if any, of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  (B) With respect to the common stock underlying the Warrants, the undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                          (i) To  include  any  prospectus  required  by Section
 10 (a)  (3) of the Securities Act of 1933;

                          (ii) To reflect in the  prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                          (iii) To include any material information with respect
to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                POWER OF ATTORNEY

     Mark Solutions, Inc., and each of the undersigned do hereby appoint Carl Coppola, its or their true and lawful attorney to execute on behalf of Mark
Solutions, Inc. and the undersigned any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bloomfield, State of New Jersey, on August 28, 1998.

                              MARK SOLUTIONS, INC.

                                 By:  /s/ Carl Coppola
                                   -------------------
                                   (Carl Coppola, Chief
                                   Executive Officer and
                                       President)

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

         Signature                Title                       Date

/s/ Carl Coppola         Chief Executive Officer       August 28, 1998
(Carl Coppola)           President and Director
                         (Principal Executive
                         Officer),

/s/ Michael Nafash       Chief Financial Officer,      August 28, 1998
(Michael Nafash)         Vice President- Finance
                         and Director (Principal
                         Financial and Accounting
                         Officer)

/s/ Richard Branca       Director                      August 28, 1998
(Richard Branca)

/s/ Yitz Grossman        Director                      August 28, 1998
(Yitz Grossman)

/s/ Ronald E. Olszowy    Director                      August 28, 1998
(Ronald E. Olszowy)

/s/ William Westerhoff   Director                      August 28, 1998
(William Westerhoff)

                                  EXHIBIT INDEX



Exhibit
Number   Description
   2.     a) -- Stock Purchase Agreement between Mark
                and Ian Baverstock, Jonathan Newth,
                David Payne and Joanna Tubbs dated
                April 5, 1996. (Incorporated by
                reference to Exhibit 1 to Mark's
                Current Report on Form 8-K - Date
                Of Report May 28, 1996, referred to
                herein as "Mark's Form 8-K").

          b) -- Stock Purchase Agreement between Mark and Christopher Cummins and Moira Addington dated April 24, 1996. (Incorporated by reference to Exhibit 2 to Mark's Form 8-K).


   3.    a)     -- Certificate of Incorporation,  as amended
               (Incorporated by reference  to  Exhibit  3.a)
                to Mark's  Form 10-K for the fiscal
                year ended June 30, 1994)

              b) --  By-laws  ((Incorporated  by  reference
                to  Exhibit 3 b) to Mark's  Proxy
                Statement/Prospectus,   under  its  former  name
                "Showcase Cosmetics, Inc.", dated October 8, 1993 to Form S-4 Registration Statement [File No. 33-61176], referred to herein as "Mark's Form S-4").

   4.     a) -- Specimen Stock Certificate
                (Incorporated by reference to Mark
                Exhibit 4 a) to Mark's Form S-4)

5. Opinion of Timothy J. McCartney, Esq.


  23.     a) -- Consent of Sax Macy Fromm & Co., P.C.
                (included on page II-7)

Exhibit
Number   Description




  23       b) -- Consent of Timothy J. McCartney,
                Esq. (included in Exhibit 5)

  24.           Power of Attorney (included on page
                II-4)

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated August 22, 1997 (except for Note 1, as to which date is September 23, 1997), on our audits of the consolidated financial statements of Mark Solutions, Inc.'s ("Mark") as of June 30, 1997 and 1996 and for the years ended June 30, 1997, 1996 and 1995 appearing in Mark's Annual Report on Form 10-K for the year ended June 30, 1997. We also consent to the reference to us under the heading "Experts" in the Prospectus which is part of the Registration Statement.



                                     Sax Macy Fromm & Co., P.C.
                                     Certified Public Accountants


Clifton, New Jersey
August 28, 1998